Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

This communication was distributed by e-mail to employees of Georgia Gulf Corporation and to certain employees of PPG Industries, Inc. on January 14, 2012.

Message from CEO Paul Carrico It’s Official: We Will Be “Axiall” During the past few days, we achieved two of the remaining milestones in our months-long effort to create a leading integrated chemicals and building products company. First, Georgia Gulf shareholders voted in favor of our pending merger with PPG’s chlor-alkali business. Second, we unveiled the corporate brand for the newly formed company: Axiall. The new corporate brand is the result of more than five months of effort and creativity by a steering team of employees from both Georgia Gulf and PPG’s business. Axiall is based on a real word that is well established in chemistry (axial bonds, axial flow) and construction (axial plans, axial orientation). The “x” symbolizes the enhanced vertical and horizontal integration that will result from the merger, and the “ll” in our logo represents the two strong and complementary organizations that form the foundation of Axiall. Our new corporate brand: represents a clear break from the legacy names of the two businesses creates distance between us and our competitors by providing distinction and driving heightened market awareness gives us the flexibility to enter new markets, make future acquisitions and diversify our portfolio without the need to rebrand our organization Like anything that is new, there will be a period of adjustment to the new name. However, I am confident that it won’t be long before you share the excitement of the executive team and steering committee that helped develop the Axiall brand for our new organization. Sincerely, Paul FEATURING OUR EFFORTS TO BECOME A HIGHER-PERFORMING ORGANIZATION JANUARY 2013 2012 Also in this issue: . Axiall: at the intersection of chemistry and progress. page 2 . Transforming the name into a symbolic brand. page 3 If you have questions or comments about the content of this newsletter or Georgia Gulf’s Build the Future initiatives, contact Alan Chapple, Director of Corporate Communications, at chapplea@ggc.com.

Axiall: At the Intersection of Chemistry and Progress As the teams from Georgia Gulf and PPG’s business worked to develop a new corporate brand — including Vision, Mission and Values — they also considered more fundamental questions: Why do our businesses exist? What is our purpose? One step in developing the new name and resulting brand story was to interview executives, employees and outside stakeholders to get their views about each organization’s strengths and what they provide to the market. A common view among those interviewed was that each organization transforms substances found in nature — like salt, water and natural gas — into life-improving products such as building materials, IV bags and water-treatment chemicals. That perspective JANUARY 2013 PAGE 2 gave birth to Axiall’s Purpose statement: to enhance life through Earth’s natural elements. The team used the Purpose statement as the foundation for a new Vision statement that describes what Axiall aims to achieve: to lead the future with applied chemistry — essential to materials that benefit society. Finally, the “x” in the Axiall logo is a symbolic reminder of our vertical and horizontal integration, from core materials to building products and across a diversified portfolio of products. That reference to our vertical and horizontal integration inspired a tagline for Axiall, which expresses our larger corporate aspirations to enhance life through applied chemistry: at the intersection of chemistry and progress. A temporary Internet site announcing the Axiall name and introducing the brand story is available at www.axiallcorp.com. A more robust website with complete information about the new company, its products and other important details will be launched when the merger of Georgia Gulf and PPG’s chlor-alkali and derivatives business is completed.

From ‘Axiall’ to Art: Transforming a Name into a Symbolic Brand What’s in a name? In the case of “Axiall,” it is a name loaded with expressive brand elements: a symbolic logo that emphasizes strength, an upward vision and a company built on a foundation of two sturdy, equal pillars; over time, with exposure and acceptance, the Axiall logo will be viewed as a symbol instead of being read as a word a word that is at home in our core businesses — chemicals, where “axial” bonds are common, and in construction, where architects design structures based on horizontal and vertical axes a powerful focal point provided by the letter “x,” which symbolizes the new company’s vertical and horizontal integration and provides the inspiration for our tagline “at the intersection of chemistry and progress” Those elements serve as the basis for what is called a “brand expression.” At the core, the brand expression includes strict guidelines about the placement of our logo and what colors and fonts we use. By combining the various elements — and adhering to the strict guidelines governing their usage — the Axiall brand will come to life on signage, plant infrastructure, wearables, marketing and trade show collateral, and as prominent displays in our communities. The selection of sample designs below provides a glimpse of what our employees, plant neighbors, customers, suppliers and shareholders can expect to see from Axiall. JANUARY 2013 PAGE 3

JANUARY 2013 PAGE 4 Cautionary Statements Regarding Forward-Looking Information This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions, or events, including with respect to the proposed separation of PPG’s commodity chemicals business from PPG and the merger of the PPG commodity chemicals business and Georgia Gulf (the “Transaction”), generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the expected timing of the closing of the Transaction, the expected benefits of the Transaction and of the Company's new name , Georgia Gulf’s anticipated future financial and operating performance and results, and the anticipated financial and operating performance of the combined company. These statements are based on the current expectations of the management of Georgia Gulf. There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include risks relating to (i) PPG being unable to obtain any remaining regulatory approvals required to complete the Transaction, or such required approvals delaying the Transaction or resulting in the imposition of conditions that could have a material adverse effect on the combined company or causing the companies to abandon the Transaction, (ii) other conditions to the closing of the Transaction not being satisfied, (iii) a material adverse change, event or occurrence affecting Georgia Gulf or the PPG commodity chemicals business prior to the closing of the Transaction delaying the Transaction or causing the companies to abandon the Transaction, (iv) problems arising in successfully integrating the businesses of the PPG commodity chemicals business and Georgia Gulf, which may result in the combined company not operating as effectively and efficiently as expected, (v) the possibility that the Transaction may involve other unexpected costs, liabilities or delays, (vi) the businesses of each respective company being negatively impacted as a result of uncertainty surrounding the Transaction, (vii) disruptions from the Transaction harming relationships with customers, employees or suppliers, and (viii) uncertainties regarding future prices, industry capacity levels and demand for Georgia Gulf’s products, raw materials and energy costs and availability, feedstock availability and prices, changes in governmental and environmental regulations, the adoption of new laws or regulations that may make it more difficult or expensive to operate Georgia Gulf’s businesses or manufacture its products before or after the Transaction, Georgia Gulf’s ability to generate sufficient cash flows from its business before and after the Transaction, future economic conditions in the specific industries to which its products are sold, and global economic conditions. In light of these risks, uncertainties, assumptions, and factors, the forward-looking events discussed in this communication may not occur. Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Georgia Gulf does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law. This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, and no offer or sale of such securities will be made in any jurisdiction where it would be unlawful to do so. In connection with the Transaction, Georgia Gulf has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS FORMING PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG’S COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement may be obtained free of charge by accessing Georgia Gulf’s website at www.GGC.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.